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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             XO Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    983764838
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                           108,736,869

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                           108,736,869

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           108,736,869

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           90.5%

14       TYPE OF REPORTING PERSON*
                           IN

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                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Cardiff Holding LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  108,736,869

8        SHARED VOTING POWER

9        SOLE DISPOSITIVE POWER
                  108,736,869

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  108,736,869

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  90.5%

14       TYPE OF REPORTING PERSON*
                  CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  108,736,869

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  108,736,869

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  108,736,869

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  90.5%

14       TYPE OF REPORTING PERSON*
                  CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  108,736,869

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  108,736,869

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  108,736,869

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  90.5%

14       TYPE OF REPORTING PERSON*
                  CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  108,736,869

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  108,736,869

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  108,736,869

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  90.5%

14       TYPE OF REPORTING PERSON*
                  CO

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                                  SCHEDULE 13D

CUSIP No. 983764838

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  108,736,869

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  108,736,869

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  108,736,869

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  90.5%

14       TYPE OF REPORTING PERSON*
                  CO

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Item 1.           Security and Issuer

                  This statement constitutes Amendment No. 1 to the Schedule 13D previously filed.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by the addition of the following:

                  Pursuant to a trade confirmation entered into on October 21, 2003:

                                    (i) Cardiff, an entity indirectly wholly owned by Carl C. Icahn, purchased, in a private transaction, an option (the "Option") to purchase 6,250,073 Shares at a strike price of $4.25 per Share. The Option price was $.25 per Share ($1,562,518.25 in the aggregate); and

                                    (ii) Cardiff has also obtained the right to acquire any and all rights to purchase Shares associated with approximately $49,672,052 principal amount of senior secured debt of the Issuer.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on October 23, 2003, Mr. Icahn and the Icahn Entities beneficially owned in the aggregate 108,736,869 Shares constituting approximately 90.5% of the outstanding Shares (based upon (i) the 95,740,826 Shares stated to be issued and outstanding by Issuer in its registration statement on Form S-1 filed with the Commission on October 16, 2003, (ii) the 7,504,834 Shares issuable upon exercise of the Warrants beneficially held by Mr. Icahn and the Icahn Entities (collectively with Mr. Icahn, "Registrants")and (iii) the assumption that Registrants obtain the rights to purchase 16,902,967 Shares in connection with the Rights Offering (as defined below)).

                  For purposes of the above calculations, Registrants have assumed that they will obtain rights in the Rights Offering to purchase 16,902,967 Shares. The actual number of Shares to which Registrants may be entitled to receive depends on the exercise of such rights by other recipients to whom rights are issued in the Rights Offering. Rights are being distributed pursuant to a rights offering (the "Rights Offering") that commenced on October 16, 2003, under the terms of the Issuer's plan of reorganization (the "Plan"), providing for the possible purchase by rights recipients upon exercise of the rights of up to 43,333,333 Shares at a purchase price of $5.00 per share. The number of Shares issuable to entities controlled by Registrants upon exercise of the rights referred to in Item 3 above is indeterminable, but will be between zero and 40,000,000. By virtue of the ownership

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                  of pre-petition senior notes of Issuer and pursuant to the
                  Plan, Cardiff expects to be issued rights in the Rights Offering to purchase at least 16,902,967 and as many as 40,000,000 Shares. By virtue of the ownership by Arnos Corp., an entity owned and controlled by Mr. Icahn, of pre-petition senior secured debt of the Issuer and pursuant to the Plan, Arnos expects to be issued rights entitling it to purchase between zero and 40,000,000 Shares.

                  ACF Holding may, by virtue of its ownership of 100% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

         (b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 106,736,869 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 106,736,869 Shares.

         (c) The only transactions effected within the past 60 days in the Shares are set forth in Item 3 hereof.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Item 6 is hereby amended by the addition of the following:

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                  The terms of the Stock Option Agreement the form of which is attached as Exhibit E hereto are described in Item 3 hereof.

Item 7            Material to Be Filed as Exhibits

                  Exhibit E:        Form of Stock Option Agreement between
                                    Franklin Mutual Advisors and Cardiff
                                    Holding LLC

                           [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of XO Communications, Inc., a Delaware corporation, is true, complete and correct.

Dated: October 24, 2003.

                                 /s/ Carl C. Icahn
                                 -----------------------------------------------
                                 Carl C. Icahn, Individually

                                 Cardiff Holding LLC

                                 By: ACF Industries Holding Corp.,
                                 its sole member

                                 /s/ Robert J. Mitchell
                                 -----------------------------------------------
                                 By:     Robert J. Mitchell
                                 Title:  President and Treasurer

                                 ACF Industries Holding Corp.

                                 /s/ Robert J. Mitchell
                                 -----------------------------------------------
                                 By:     Robert J. Mitchell
                                 Title:  President and Treasurer

                                 Highcrest Investors Corp.

                                 /s/ Robert J. Mitchell
                                 -----------------------------------------------
                                 By:     Robert J. Mitchell
                                 Title:  Assistant Secretary

 [Signature page to Amendment No. 1 to Schedule 13D re XO Communications, Inc.]

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                                 Buffalo Investors Corp.

                                 /s/ Edward E. Mattner
                                 -----------------------------------------------
                                 By:     Edward E. Mattner
                                 Title:  President and Treasurer

                                 Starfire Holding Corporation

                                 /s/ Robert J. Mitchell
                                 -----------------------------------------------
                                 By:     Robert J. Mitchell
                                 Title:  Authorized Signatory

 [Signature page to Amendment No. 1 to Schedule 13D re XO Communications, Inc.]